United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of July 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES SECOND QUARTER 2009

 SAN JOSÉ MINE PRODUCTION

SPOKANE, WA––July 16, 2009–– Minera Andes Inc. (TSX: MAI and US OTC: MNEAF)

is pleased to announce the San José mine production results for the second quarter of 2009.  During the second quarter, the San José mine produced 1,265,000 ounces of silver and 18,080 ounces of gold, of which 49% is attributable to Minera Andes.

Compared to the first quarter of 2009, the 2009 second quarter silver production was 3% lower and gold production was 9% higher.  The decrease in silver production was due to a lower head grade for silver, which was partially offset by higher processing recovery rates.  The increase in gold production was the result of a higher mill feed head grade for gold and higher processing recovery rates.  Mill throughput in the second quarter of 2009 was similar to the level of the previous quarter.  Compared to the second quarter of 2008, the second quarter 2009 silver production increased 16% and gold increased 46% due to the increased production rate associated with the expansion program completed in the fourth quarter of 2008.

SAN JOSÉ MINE PRODUCTION COMPARISON (100% BASIS) *

Production	Q2 2009	Q1 2009	Q2 2008
Ore production (tonnes)	119,184	118,986	60,603
Average head grade silver (g/t)	400	427	681
Average head grade gold (g/t)	5.65	5.29	7.56
Silver produced (ounces)	1,265,000	1,299,000	1,093,000
Gold produced (ounces)	18,080	16,560	12,410
Net silver sold (ounces)	1,709,000	838,000	2,284,400
Net gold sold (ounces)	21,930	11,380	28,980

*49% of the San José mine production is attributable to Minera Andes Inc.

Second quarter production cost information will be provided when available in a subsequent press release.

Sales of precious metal were significantly higher in second quarter of 2009 compared to the first quarter because a large part of the first quarter 2009 production was not sold because new contracts with improved commercial conditions for the sale of doré and concentrates were being negotiated.  As a result, a larger than normal final product inventory of silver and gold had been accumulated at the end of the first quarter that was sold in the second quarter.  In comparison to the same quarter of last year, sales in second quarter of 2009 were lower because gold and silver produced in the fourth quarter of 2007 and first and second quarter of 2008 were sold during the second quarter of 2008.

Product inventories were reduced substantially by the end of the second quarter compared to the end of the first quarter of 2009, as shown on the table below.

SAN JOSÉ MINE PRODUCT INVENTORY COMPARISON (100% BASIS)

	Q2 2009	Q1 2009
Concentrate (tonnes)	992	1,449
Doré (kg)	2,885	12,110
Precipitate (kg)	3,994	7,437
Total contained Ag in all products (oz)	391,000	898,000
Total contained Au in all products (oz)	6,610	11,290

*49% of the San José mine production is attributable to Minera Andes Inc.

In addition to the plant capacity expansion, construction of a new power line was completed at the end of the first quarter of 2009, linking the San José mine to the national grid and ensuring that it has a reliable, low-cost supply of energy.  The benefit of lower energy costs started to impact mine production costs in the second quarter.

Mine production from the Kospi vein commenced at the end of the second quarter after several months of delays.  During the first half of 2009, mill feed was derived from the Huevos Verdes and Frea veins and from a surface stockpile of low-grade ore.  Going forward, the plan is to generate mill feed entirely from underground ore and defer processing of the stockpile ore until the end of the mine life.

In April 2009 a new mineralized structure was discovered at San José that is located approximately 845 meters southwest from the Huevos Verdes vein. The blind structure, which does not outcrop on the surface, was discovered in the first drill hole of a program of five 1,000 meter long diamond drill holes to be drilled horizontally from existing underground workings. The vein intercept from the discovery core hole (SMJ-105) ran 8.9 g/t gold and 517 g/t silver over 1.00 meters, as previously reported by the Corporation on April 23, 2009.

Brian Gavin, Minera Andes' Vice President of Exploration, who is a “qualified person” as defined by National Instrument 43-101, is responsible for technical information used in this news release and has supervised the preparation of such information and reviewed all such information used in this news release.

Minera Andes is a gold, silver and copper exploration company with a 49% interest in the San José silver-gold mine in Santa Cruz, Argentina.  The San José mine is owned by Minera Santa Cruz S.A. (“MSC”), which in turn is owned 49% by Minera Andes and 51% by Hochschild Mining plc.   Hochschild is the operator of the San José mine, and exercises total operating control of the mine.   The Corporation also owns the Los Azules copper project in San Juan province, where a scoping study has been completed and the Corporation is awaiting a decision by its joint venture partner, Xstrata Copper Company, if it will exercise its right to back in to a 51% ownership of the project.  The Corporation holds or has an interest in approximately 304,000 acres of mineral exploration land in Argentina located in the regions near the San José mine and Los Azules project. The Corporation presently has 230,688,851 shares issued and outstanding.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Reliability of Information

Minera Santa Cruz S.A., the owner of the San José mine, is responsible for and has supplied to the Corporation all reported results from the San José mine.   This press release is based entirely on information provided to Minera Andes by Minera Santa Cruz S.A. (MSC).   Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates other than MSC do not accept responsibility for the use of project data or the adequacy or accuracy of this release.  As the Corporation is not the operator of the San José mine, there can be no assurance that production information reported to the Corporation by MSC is accurate, the Corporation has not independently verified such information and readers are therefore cautioned regarding the extent to which they should rely upon such information.

Caution Concerning Forward-Looking Statements:

This news release contains forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include expected lower energy costs, expanded mine production at MSC’s San José mine and availability of higher grade ore.  In making the forward-looking statements and providing the forward-looking information, we have made numerous assumptions. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate. Forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from that expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things, declines in the price of gold, silver, copper and other base metals, capital and operating cost increases, changes in general economic and business conditions, including changes in interest rates and the demand for base metals, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resources; operational and development risk; the speculative nature of mineral exploration and regulatory risks.

Readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See our annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Robert R. McEwen
Robert R. McEwen, Interim President and Chief Executive Officer and Executive Chairman

Dated:  July 22, 2009